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EXHIBIT 2.2

     AGREEMENT AND PLAN OF REORGANIZATION

between

NARA BANK, N.A.,

KOREA FIRST BANK OF NEW YORK

and

KOREA FIRST BANK

Dated as of November 9, 1999

i

(u)	Insurance	11
(v)	Investment Securities	11
(w)	Derivative Transactions	11
(x)	Intellectual Property	11
(y)	Registration Obligations	12
(z)	Books and Records	12
(aa)	Trust Business	12
(bb)	Year 2000 Compliant	12
SECTION 3.2	Representations and Warranties of Korea First	12
(a)	Ownership of Shares	12
(b)	Authority	13
(c)	No Violations	13
(d)	Absence of Regulatory Actions	13
(e)	Knowledge as to Conditions	13
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF NARA BANK		13
SECTION 4.1	Representations and Warranties	13
(a)	Recitals True	13
(b)	Due Organization; Good Standing and Power	13
(c)	Authorization and Validity of Agreement	13
(d)	Finder's or Advisor Fee	14
(e)	No Violations	14
(f)	Absence of Claims	14
(g)	Absence of Regulatory Actions	14
(h)	Knowledge as to Conditions	14
(i)	Approvals	14
(j)	Consideration	15
ARTICLE V KFB'S CONDUCT PENDING THE MERGER		15
SECTION 5.1	Conduct of KFB's Business Prior to the Effective Time of the Interim Merger	15
SECTION 5.2	Covenants of KFB	15
ARTICLE VI COVENANTS		16
SECTION 6.1	Acquisition Proposals	16
SECTION 6.2	Certain Pre-Closing Adjustments	17
SECTION 6.3	Employees	17

SECTION 6.4	Access and Information	18
SECTION 6.5	Certain Filings, Consents and Arrangements	18
SECTION 6.6	Additional Agreements	18
SECTION 6.7	Publicity	18
SECTION 6.8	Certain Loans	19
SECTION 6.9	Appraisals	19
SECTION 6.10	Board of Directors; Officers	19
SECTION 6.11	Notification of Certain Matters	19
SECTION 6.12	Indemnification of KFB Directors and Officers	19
SECTION 6.13	Nara Bank Shareholder Approval	20
SECTION 6.14	Notices; Reports	20
SECTION 6.15	Nara Bank Representatives	21
SECTION 6.16	Approvals	21
SECTION 6.17	No Voting Trusts	21
SECTION 6.18	Transfer and Encumbrance	21
SECTION 6.19	Dissenters' Rights	21
SECTION 6.20	Acquisition Proposals	21
SECTION 6.21	Facilitation	22
SECTION 6.22	Tax Matters	22
(a)	Korea First Liability	22
(b)	Nara Bank Liability	22
(c)	Taxes for Short Taxable Year	22
(d)	Pre-Effective Period Tax Returns	22
(e)	Tax Returns	23
(f)	Contest Provisions	23
(g)	Payment Benefits	24
(h)	Refunds	24
(i)	Notices	25
(j)	Assistance and Cooperation	25
(k)	Transfer Taxes	25
(l)	Section 338 Election	25
(m)	Dispute Resolution	25
ARTICLE VII CONDITIONS TO CONSUMMATION		26

AGREEMENT AND PLAN OF REORGANIZATION

    THIS AGREEMENT AND PLAN OF REORGANIZATION, dated as of the 9th day of November, 1999 (the "Agreement"), between Nara Bank, N.A. ("Nara Bank"), Korea First Bank of New York ("KFB") and Korea First Bank ("Korea First"), is entered into by the parties and is acknowledged by the Korea Deposit Insurance Corporation (the "KDIC") with reference to the following:

RECITALS

    A.  Nara Bank is a national banking association subject to regulation and supervision by the Office of the Comptroller of the Currency (the "OCC");

    B.  KFB is a New York banking corporation subject to regulation and supervision by the New York State Banking Department (the "NY SBD") and the Federal Deposit Insurance Corporation (the "FDIC") and is wholly-owned by Korea First;

    C.  The KDIC is an agency of the Government of Korea which now owns and controls Korea First. It is understood and agreed by all parties that at the Effective Time of the Interim Merger (as defined below), the KDIC will be the successor-in-interest to all the rights and certain obligations of Korea First as agreed herein.

    D.  Nara Bank, KFB and their representatives have engaged in negotiations leading to the execution of this Agreement providing for KFB to be acquired by Nara Bank in return for the payment of cash in an amount equal to $10,537,000, the shareholders' equity of KFB as of September 30, 1999, adjusted for any losses for the months of October, 1999 and November, 1999 and certain other adjustments as provided in Section 2.1;

    E.  The Boards of Directors of Nara Bank and KFB have determined that it is in the best interests of their respective banks and shareholders to consummate the business combination transaction provided for in this Agreement;

    F.  Korea First has (i) approved this Agreement and (ii) obtained all required approvals of this Agreement by Korean Regulatory Agencies, as defined in Section 3.1(g)(ii), including the Financial Services Commission and the KDIC;

    G.  NB Interim Bank, N.A. ("Merger Sub") will be organized as a wholly-owned, non-operating interim national bank subsidiary of Nara Bank chartered by the OCC for the purpose of effecting the transactions contemplated by this Agreement. Upon receipt by Nara Bank of the OCC's preliminary approval to form NB Interim Bank and completion of certain OCC filing requirements, Merger Sub shall become a party to this Agreement pursuant to execution of an Addendum in the form of Exhibit A hereto;

    H.  The parties hereto desire to effect a business combination which will be structured so that Nara Bank will be the resulting institution after (i) the merger (the "Interim Merger") of Merger Sub with KFB, with KFB being the surviving corporation, and (ii) the merger (the "Bank Merger") immediately thereafter of KFB with Nara Bank;

    I.  The Interim Merger and the Bank Merger require certain regulatory approvals and may be effected only after the necessary approvals have been obtained;

    J.  For federal income tax purposes, it is intended by Nara Bank that the Interim Merger will qualify as a "qualified stock purchase" under Section 338(d) of the Internal Revenue Code of 1986, as amended (the "Code"), and that the Bank Merger will qualify as a tax free subsidiary liquidation under Section 332 of the Code, as set forth in Revenue Ruling 90-95, 1990-2 C.B. 67, subject to the agreement of the parties in Section 1.5 with respect to the possible conversion of the transactions contemplated herein to an alternative structure; and

    K.  The parties desire to make certain representations, warranties and agreements in connection with the proposed business combination transaction and also to prescribe certain conditions;

    NOW, THEREFORE, in consideration of the promises and the mutual agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGERS AND RELATED TRANSACTIONS

    SECTION 1.1  Structure and Effect of the Interim Merger.

    (a) At the Effective Time of the Interim Merger, Merger Sub will merge with and into KFB pursuant to 12 U.S.C. 215a-1, 12 U.S.C. 1831u(a)(3) and the laws of the State of New York, with KFB being the surviving corporation, as provided in the Agreement of Merger (the "Interim Merger Agreement") to be entered into by and between Merger Sub and KFB substantially in the form of Exhibit B hereto.

    (b) At the Effective Time of the Interim Merger, (i) the separate existence of Merger Sub shall cease and (ii) the Articles of Incorporation and the Bylaws of KFB as in effect immediately prior to the Effective Time of the Interim Merger shall be the Articles of Incorporation and Bylaws of KFB as the surviving institution.

    (c) At and after the Effective Time of the Interim Merger, the Interim Merger will have the effects set forth in the laws of the State of New York.

    (d) At the Effective Time of the Interim Merger, each share of KFB Common Stock (as defined in Section 3.1(b)) issued and outstanding immediately prior to the Effective Time of the Interim Merger shall be converted into the right to receive a pro rata amount of the Cash Consideration.

    (e) At the Effective Time of the Interim Merger, each share of the common stock, no par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time of the Interim Merger shall be converted into one new share of KFB Common Stock.

    SECTION 1.2  Structure and Effect of the Bank Merger

    (a) At the Effective Time of the Bank Merger (as defined below), KFB will merge with and into Nara Bank pursuant to 12 U.S.C. 215a-1 and 12 U.S.C. 1831u(a)(3), with Nara Bank being the surviving institution, as provided in the Bank Merger Agreement (the "Bank Merger Agreement") to be entered into between Nara Bank and KFB substantially in the form of Exhibit C hereto.

    (b) At the Effective Time of the Bank Merger, (i) the separate corporate existence of KFB shall cease; (ii) the outstanding common stock of KFB shall be cancelled; and (iii) the Articles of Association and Bylaws of Nara Bank as in effect immediately prior to the Effective Time of the Bank Merger shall be the Articles of Association and Bylaws of the surviving institution.

    (c) At and after the Effective Time of the Bank Merger, the Bank Merger will have the effects set forth in 12 U.S.C. 215a-1 of the National Bank Act.

    SECTION 1.3  Closing.  The closing of the transactions contemplated in this Agreement (the "Closing") will take place as of the close of business, Pacific time, on the first Friday (unless such date is a holiday, in which case it will be the preceding business day (as defined in Section 9.1)) after satisfaction or waiver of each of the conditions set forth in Article VII or on such other date (the

"Effective Date") as shall be determined in good faith by Nara Bank and KFB in order to ensure an orderly transition process.

    SECTION 1.4  Effective Times.  The term "Effective Time of the Interim Merger" shall be the date and time provided in the Interim Merger Agreement. The "Effective Time of the Bank Merger" shall be the date and time specified in the Bank Merger approval and letter of certification to be issued by the OCC.

    SECTION 1.5  Structure of the Acquisition.  It is the present intention of Nara Bank to effect the cash acquisition of KFB through the Interim Merger followed immediately by the Bank Merger. However, the parties acknowledge that Nara Bank is currently undertaking a review of the tax, regulatory and other circumstances pertaining to the transactions contemplated by this Agreement, and that for these or other reasons, and notwithstanding anything to the contrary set forth herein, Nara Bank shall have the right upon written notice to KFB to request KFB to consent to a modification of the form of the transactions contemplated herein to another form of merger or acquisition structure, which may include KFB merging into Merger Sub or KFB being acquired and operated as a separate bank subsidiary of Nara Bank or a newly formed bank holding company, should Nara Bank reasonably determine such conversion to be in the best economic or business interests of Nara Bank and which consent shall not unreasonably be withheld, provided that (i) the Cash Consideration, as defined below, shall not be affected by such conversion and (ii) the Closing and Effective Date shall not be delayed nor be reasonably be expected to be delayed as a result of any proposed alternative structure.

ARTICLE II

CASH CONSIDERATION

    SECTION 2.1  The Cash Consideration and Adjustments.

    (a) For purposes of this Agreement:

       (i) The "KFB Book Value" shall be equal to $10,537,000 less net losses for the months of October, 1999 and November, 1999 as reflected in the Final Effective Date Statements (as defined herein);

      (ii) The "Cash Consideration" shall be the KFB Book Value less the Book Value Adjustments calculated as provided in this section and pursuant to the form of Schedule I hereto; and

      (iii) The "Book Value Adjustments" shall be as follows:

    (A)
    The Loans Adjustment Amount shall be deducted or added as provided in Section 6.8;

    (B)
    $100,000 for each month ended after November 30, 1999 and prior to the Effective Date plus a pro rata amount of $100,000 for the number of days of the month of the Closing prior to and including the Effective Date (the "Closing Monthly Adjustment") shall be deducted; and

    (C)
    One-half of the severance plan payments to be paid pursuant to Section 6.3(a) and Schedule II defined therein shall be deducted.

    (b) No later than the close of business on December 10, 1999, KFB shall (i) prepare a balance sheet for KFB as of the close of business on November 30, 1999 and a statement of income of KFB for the period commencing October 1, 1999 and ending November 30, 1999 (collectively, the "Effective Date Statements") in accordance with GAAP (as defined herein) consistently applied and (ii) deliver the Effective Date Statements to Nara Bank. The Effective Date Statements shall be prepared with any appropriate and necessary adjustments as may be required by GAAP without giving effect to any "push-down" accounting adjustment or the recognition of any gain or loss, whether from increases in reserves for credit losses or otherwise, attributable solely to the actions taken, if any, pursuant to Section 6.2 hereof.

    (c) For a period of five (5) business days after the delivery to Nara Bank of the Effective Date Statements (the "Merger Consideration Review Period"), Nara Bank shall have the opportunity to review the Effective Date Statement and the work papers related thereto and the books and records of KFB in order to verify that the Effective Date Statements are prepared in accordance with GAAP consistently applied. If on or before the end of the Merger Consideration Review Period Nara Bank notifies KFB and Korea First that it disagrees with any matter reflected on the Effective Date Statements, then Nara Bank and Korea First shall attempt to resolve any disputed items. If either Nara Bank does not give such notice or Nara Bank and Korea First are able to resolve all disputed items, KFB shall within two (2) business days (i) prepare a final balance sheet of KFB as of November 30, 1999 and a final statement of income of KFB for the period commencing October 1, 1999 and ending November 30, 1999 (collectively, the "Final Effective Date Statements").

    (d) If Nara Bank and Korea First are unable to resolve one or more disputed items identified pursuant to Section 2.1(c) hereof within a period of five (5) business days after Nara Bank has delivered notice to Korea First of such dispute, the disputed items will promptly thereafter be referred for resolution to Arthur Andersen, LLP or another "Big Five" accounting firm which does not provide services to Nara Bank or Korea First or any affiliate thereof (the "Arbiter"). If Korea First and Nara Bank are unable to agree on such a firm, they shall each nominate a nationally recognized independent accounting firm that does not regularly work for such party and is willing to accept such retention, and one of such two firms shall be selected as the Arbiter by the flip of a coin, with the flip being made by a lawyer for Nara Bank in the presence of a lawyer for Korea First, with Korea First's lawyer designating which firm will be chosen if its choice of "heads" or "tails" results. The Arbiter shall resolve the disputed items referred to within twenty (20) days after such disputed items are first referred to the Arbiter, based solely upon presentations by Nara Bank and Korea First and their respective agents and the books and records of KFB, and such amounts shall then be used by KFB to prepare the Final Effective Date Statements within two (2) business days. In resolving disputed items, the Arbiter shall not reach a determination as to any disputed item that is higher or lower than the highest or lowest amounts for such item proposed by Nara Bank or Korea First. The determinations of the Arbiter, which shall be in writing, shall be final and binding upon the parties hereto. The fees and expenses of the Arbiter shall be split equally between Nara Bank and Korea First.

    SECTION 2.2  Payment of the Cash Consideration.  Subject to the satisfaction of the Conditions to Consummation in Article VII applicable to Nara Bank, Nara Bank shall remit the Cash Consideration either as of the close of business on the Effective Date or on the next business day by wire transfer to Korea First as it may direct in written instructions.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF KFB AND KOREA FIRST

    SECTION 3.1  Representations and Warranties of KFB.  KFB represents and warrants to Nara Bank that, except as specifically set forth herein or in the disclosure letter of KFB delivered to Nara Bank and dated as of the date of this Agreement (the "KFB Disclosure Schedule");

      (a)  Recitals True.  The facts set forth in the Recitals of this Agreement with respect to KFB and Korea First are true and correct.

      (b)  Capital Stock.  All outstanding shares of capital stock of KFB are duly authorized, validly issued and outstanding, fully paid and non-assessable, and subject to no preemptive rights. KFB has only one class of stock ("KFB Common Stock") and all issued and outstanding shares are owned by Korea First. KFB has no shares of its capital stock reserved for issuance, any outstanding options, call or commitment relating to shares of its capital stock or any outstanding securities, obligations or agreements exercisable for, convertible into or exchangeable for, or giving any person any right (including, without limitation, preemptive rights) to subscribe for or acquire from it, any shares of its capital stock.

      (c)  Subsidiaries.  KFB neither owns, directly or indirectly, any subsidiaries nor the equity securities of any entity nor any other equity interest in any entity including, without limitation, partnership interests.

      (d)  Authority.  KFB has full power and authority, and is duly qualified in all jurisdictions where such qualification is required (except for such qualifications the absence of which, individually or in the aggregate, would not have a Material Adverse Effect), to carry on its business as it is now being conducted and to own or lease all its properties and assets, and it has all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted (except for such qualifications the absence of which, individually or in the aggregate, would not have a Material Adverse Effect).

      (e)  Approvals.  This Agreement has been authorized by all necessary corporate action of KFB and its shareholders. Subject to receipt of the required approvals, consents or waivers of any Regulatory Agency as provided in Section 7.1(b), this Agreement is a valid and binding agreement of KFB enforceable against it in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

      (f)  No Violations.  The execution, delivery and performance of this Agreement by KFB does not, and the consummation of the transactions contemplated hereby by KFB will not, constitute (i) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license of KFB or to which KFB (or any of its respective properties) is subject, which breach, violation or default would have a Material Adverse Effect, (ii) a breach or violation of, or a default under, the Articles of Incorporation or Bylaws of KFB, or (iii) except as would not result in a Material Adverse Effect, a breach or violation of, or a default under (or an event which with due notice or lapse of time or both would constitute a breach or violation of, or a default under), or result in the termination of, accelerate the performance required by or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of KFB under any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which KFB is a party, or to which any of its properties or assets may be bound or affected; and the consummation of the transactions contemplated hereby will not require any approval, consent or waiver under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the approval, consent or waiver of any other party to any such agreement, indenture or instrument, other than the required approvals, consents and waivers of governmental authorities referred to in Section 7.1(b).

      (g)  Reports.  (i) The balance sheet of KFB as of December 31, 1998, and the related statements of income, cash flow and changes in financial position of KFB for the year then ended, audited by KPMG LLP all subsequently issued balance sheet and income statements and the call reports of KFB as of June 30, 1999 and September 30, 1999 and for the six- and nine-month periods then ended, fairly present, subject in the case of the unaudited balance sheets and call reports to recurring year-end audit adjustments normal in nature and amount, the financial position of KFB as of such dates and the results of the operations of KFB for the periods then ended, all in accordance with GAAP consistently applied or in the case of call reports, as permitted by the call report forms. The call reports to be filed by KFB with the Federal Deposit

  Insurance Corporation ("FDIC") after the date hereof and all balance sheet and income statements prepared after the date hereof will comply with applicable accounting requirements and with the published rules and regulations of the FDIC with respect thereto, and each of such statements will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or as permitted by the call report forms. The books and records of KFB have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements.

      (ii) KFB has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed since December 31, 1998 with the FDIC and the NY SBD (together with the Board of Governors of the Federal Reserve System (the "FRB"), the OCC and any Korean government agency on supervisory authority, referred to in this Agreement as "Regulatory Agency" or "Regulatory Agencies") and has paid all fees and assessments due and payable in connection therewith. As of their respective dates, such reports, registrations and statements complied in all material respects with all the laws, rules and regulations of the appropriate Regulatory Agencies with which they were filed.

      (h)  Taxes.  (i) For the purposes of this Agreement, (A) the term "Tax" or "Taxes" shall mean any tax or governmental charge, withholding obligation, assessment, impost or levy (including, without limitation, any income, gross receipts, license, payroll, employee withholding, foreign or domestic withholding, backup withholding, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), capital stock, franchise, real or personal property, sales, use, transfer, registration, ad valorem, alternative or add-on minimum, estimated or other taxes of any kind, together with any related liabilities, penalties, fines, additions to tax or interest (including any penalties, fines or similar amounts related to any information return or reporting obligations, notwithstanding that no Tax is payable if such obligations are properly discharged) whether disputed or not, imposed by the United States or any state, territory or other possession, county, provincial, local or foreign government or subdivision or agency thereof, and (B) the term "Return" shall mean all reports, returns, estimates, declarations, claims for refund, information returns and statements of any nature with respect to Taxes, including all schedules and attachments thereto, and including any amendment thereof.

      (ii) All Returns required to be filed by or on behalf of KFB on or prior to the Effective Date (taking into account all extensions of time to file granted to or on behalf of KFB) have been, or will be, timely filed, except for Returns the failure to file which would not, in the aggregate, have a Material Adverse Effect on KFB. KFB is not currently the beneficiary of any extension of time within which to file any Return (other than automatic extensions), and no application for any such extension is currently pending. All such filed Returns are complete and accurate in all Material respects in accordance with the governing jurisdictions' tax laws. There are no waivers in effect of the applicable statute of limitations for the Taxes of KFB for any taxable period, except for such waivers that would not have a Material Adverse Effect on KFB. To the knowledge of KFB, no deficiency assessment or proposed adjustment with respect to any liability for Taxes of KFB for any taxable period is pending or threatened, except for such deficiency assessments or proposed adjustments that would not have a Material Adverse Effect on KFB. All Taxes of KFB with respect to taxable years or other periods ending on or prior to the Effective Date ("Pre-Effective Periods") and with respect to any taxable year or other period beginning before the Effective Date and ending after the Effective Date (an "Overlap Period"), but only the portion of any such Overlap Period ending on and including the Effective Date, that are required to be paid on or prior to the Effective Date have been, or will be prior to the Effective Date, paid or fully provided for on the books and records of KFB as of the Effective Date, except to the extent that the failure to do so would not have a Material Adverse Effect on KFB.

      (iii) KFB has not filed a consent under Section 341(f) of the Code concerning collapsible corporations. KFB has not been a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. KFB is not a party to any Tax sharing agreement or similar contract or arrangement. KFB has not been a member of any affiliated group within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of state, local or foreign law and has no liability for the Taxes of any person under Section 1.1502-6 of the Treasury Regulations issued pursuant to the Code (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise, and, to the knowledge of KFB, no Material demand or claim has been made against KFB with respect to any Taxes arising out of membership or participation in any consolidated, affiliated, combined or unitary group of which KFB was at any time a member. There are no liens or other encumbrances of record or otherwise known to KFB for any Taxes upon any property of KFB, except for encumbrances for Taxes not yet due and encumbrances that would not have a Material Adverse Effect on KFB.

      (iv) Notwithstanding any other provision of this Agreement to the contrary, only this Section 3.1(h) sets forth the representation and warranties of KFB with respect to Tax matters of KFB.

      (i)  Absence of Claims.  No litigation, investigation, proceeding or controversy before any court or governmental agency is pending against KFB and, to KFB's knowledge, no such litigation, proceeding, controversy, claim or action has been threatened.

      (j)  Absence of Regulatory Actions.  KFB is not a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request of, any Regulatory Agency and has no knowledge of the intention of any Regulatory Agency to request or impose any of the foregoing.

      (k)  Agreements.  (i) Except for arrangements made in the ordinary course of business, KFB is not bound by any material contract to be performed after the date hereof. KFB is not party to any oral or written (A) consulting agreement not terminable on 30 days or less notice, (B) agreement with any executive officer or other key employee of KFB the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving KFB of the nature contemplated by this Agreement, (C) agreement with respect to any employee of KFB providing any term of employment or compensation guarantee, (D) agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (E) agreement containing covenants that limit the ability of KFB to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, KFB may carry on its business (other than as may be required by law or any Regulatory Agencies) or exclusive dealing contracts that limit the ability of KFB to contract with certain persons or to directly engage in certain activities or (F) agreement which require further payments over the remaining term of the contract in excess of $50,000 unless the contract is terminable without penalty or fee upon 30 days or less notice.

      (ii) KFB is not in default under or in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject, other than such defaults or violations as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

      (l)  Labor Matters.  KFB is not a party to, nor is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is KFB the subject of any proceeding asserting that KFB has committed an unfair labor practice or seeking to compel KFB to bargain with any labor organization as to wages and conditions of employment, nor is there any strike, other labor dispute or organizational effort involving KFB pending or to its knowledge threatened.

      (m)  Employee Benefit Agreements.  The KFB Disclosure Schedule contains a complete and accurate list of all material existing bonus, deferred compensation, pension retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance and welfare benefit plans that are maintained or contributed to by KFB or to which KFB is obligated to contribute for the benefit of any employee or former employee or director or former director of KFB (the "Plan"). All "employee benefit plans", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), maintained by KFB or to which KFB is obligated to contribute that cover any of the current or former employees of KFB (hereinafter referred to collectively as the "Employee Plan"), comply in all material respects with all applicable requirements of ERISA, the Code and other applicable laws, excluding any failure to so comply that would not result in a Material Adverse Effect; no Employee Plan is a "multiemployer plans", as defined in Section 3(37) of ERISA; KFB has not engaged in any "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any Employee Plan for which no exemptions were available that resulted in a material liability taken as a whole; no unsatisfied liability to the Pension Benefit Guaranty Corporation other than the payment of premiums pursuant to Sections 4006 and 4007 of ERISA has been or is expected by it or them to be incurred with respect to any Employee Plan which is subject to Title IV of ERISA ("Pension Plan"), or with respect to any "single-employer plan" (as defined in Section 4001(a)(15) of ERISA) currently or formerly maintained by it, them or any entity which is considered one employer with it under Section 4001(b)(1) of ERISA or Section 414(b) or (c) of the Code (an "ERISA Affiliate"); no Pension Plan had an "accumulated funding deficiency" (as defined in Section 302 of ERISA (whether or not waived)) as of the last day of the end of the most recent plan year ending prior to the date hereof; the actuarial present value of the "benefit liabilities" (as defined in Section 4001(a)(16) of ERISA) of each Pension Plan does not exceed the fair market value of the assets of such Pension Plan by a material amount as of the end of the most recent plan year with respect to the respective Pension Plan prior to the date hereof, calculated on the basis of the actuarial assumptions and methods used in the most recent actuarial valuation for such Pension Plan; no notice of a "reportable event" (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any Pension Plan within the 12-month period ending on the date hereof; KFB has not provided, nor is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code; and KFB has not contributed to any "multiemployer plan," as defined in Section 3(37) of ERISA, on or after September 26, 1980. Each Employee Plan which is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the Code (a "Qualified Plan") has received a favorable determination letter from the IRS, and KFB is not aware of any circumstances likely to result in revocation of any such favorable determination letter; each Qualified Plan which is an "employee stock ownership plan" (as defined in Section 4975(e)(7) of the Code) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the Code and the regulations thereunder; there is no pending or, to KFB's knowledge, threatened litigation, administrative action or proceeding relating to any Employee Plan, other than routine claims for benefits, that would reasonably be expected to result in a

  Material Adverse Effect; there has been no announcement or legally binding commitment by KFB to create an additional Employee Plan, or to amend an Employee Plan except for amendments required by applicable law, or any such additional Employee Plan or amendment that would not result in a Material Adverse Effect; and KFB does not have any obligations for retiree health and life insurance benefits under any Employee Plan other than continuation coverage pursuant to Sections 601 et seq. of ERISA, that cannot be amended or terminated without incurring a Material Adverse Effect. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in any payment or series of payments by KFB to any person which is an "excess parachute payment" (as defined in Section 280G of the Code) under any Plan, increase any benefits payable under any Plan or accelerate the time of payment or vesting of any such benefit other than severance benefits contemplated by Section 6.3 hereof. With respect to each Employee Plan, KFB has made available to Nara Bank a true and correct copy of (i) the most recent annual report on the applicable form of the Form 5500 series filed with the IRS, if any, (ii) the plan document setting forth such Employee Plan, including amendments thereto, (iii) each trust agreement and insurance contract relating to such Plan, including amendments thereto, if any, (iv) the most recent summary plan description for such Employee Plan, including amendments thereto, if the Employee Plan is subject to Title I of ERISA, (v) the most recent actuarial report or valuation if such Employee Plan is a Pension Plan and (vi) the most recent determination letter issued by the IRS if such Employee Plan is a Qualified Plan for which such letters are issued.

      (n)  Title to Assets.  KFB has good and marketable title to its properties and assets (other than (i) property as to which it is lessee, and as to which it has a valid and enforceable lease for such property enforceable against the landlord in accordance with its terms, and (ii) real estate owned as a result of foreclosure, transfer in lieu of foreclosure or other transfer in satisfaction of a debtor's obligation previously contracted), except for such defects in title which would not, individually or in the aggregate, have a Material Adverse Effect.

      (o)  Knowledge as to Conditions.  Neither KFB nor its directors and officers has knowledge of any reason why the required approvals, consents and waivers of any Regulatory Agency should not be obtained without the imposition of any condition of the type referred to in the proviso to Section 7.1(b).

      (p)  Compliance with Laws.  KFB has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local and foreign governmental or regulatory bodies (including without limitation the Regulatory Agencies) that are required in order to permit KFB to carry on its business as it is presently conducted or the absence of which would, individually or in the aggregate, have a Material Adverse Effect; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect, and, to the knowledge of KFB, no suspension or cancellation of any of them is threatened.

      (q)  Finder's or Advisor Fees.  Other than the services performed for KFB by KPMG LLP, neither KFB, nor any of its officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees in connection with this Agreement or any of the transactions contemplated hereby.

      (r)  Environmental Matters.

       (i) KFB, the Participation Facilities and the Loan Properties (each as defined below), except where failure to be in compliance would not reasonably be expected to have a Material Adverse Effect, are, and have been, in substantial compliance with all Environmental Laws (as defined below) and KFB has no knowledge of any circumstances that with the passage of time or the giving of notice would be reasonably likely to result in such noncompliance.

      (ii) There is no proceeding pending or, to the knowledge of KFB, threatened before any court, governmental agency or board or other forum in which KFB or any Participation Facility has been, or with respect to threatened proceedings, reasonably would be expected to be, named as a defendant or potentially responsible party (A) for alleged noncompliance (including by any predecessor) with any applicable Environmental Law, or (B) relating to the presence, release or threatened release into the environment of any Hazardous Material (as defined below), whether or not occurring at or on a site owned, leased or operated by KFB or any Participation Facility.

      (iii) There is no proceeding pending or, to the knowledge of KFB, threatened before any court, governmental agency or board or other forum in which any Loan Property (or KFB in respect of any Loan Property) has been, or with respect to threatened proceedings, reasonably would be expected to be, named as a defendant or potentially responsible party (A) for alleged noncompliance (including by any predecessor) with any applicable Environmental Law, or (B) relating to the release or threatened release into the environment of any Hazardous Material, whether or not occurring at or on a Loan Property.

      (iv) To the knowledge of KFB, there is no reasonable basis for any proceeding of a type described in Section 3.1(r)(ii) or (iii).

      (v) During the period of (A) KFB's ownership or operation of any of its current properties, (B) KFB's participation in the management of any Participation Facility or (C) to KFB's knowledge, KFB's holding of a security or other interest in a Loan Property, there have been no releases or threatened releases of any unlawful level of any Hazardous Material in, on, from, under or affecting any such property, Participation Facility or Loan Property.

      (vi) To the knowledge of KFB, prior to the period of (A) KFB's ownership or operation of any of its current properties, (B) the participation in the management of any Participation Facility or (C) the holding of a security or other interest in a Loan Property, there were no releases or threatened releases of any unlawful level of any Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan Property.

     (vii) The following definitions apply for purposes of this Section 3.1(r): "Loan Property" means any property owned or operated by KFB or in which KFB holds a security or other interest and, where required by the context, includes any such property where KFB constitutes the owner or operator of such property; "Participation Facility" means any facility in which KFB participates in the management and, where required by the context, includes the owner or operator of such property; "Environmental Law" means any law, regulation, order, decree, opinion, common law doctrine, requirement or agency policy relating to Hazardous Material or the protection of the environment or human health and safety; and "Hazardous Material" means any material, waste or mixture containing any substance that is listed, classified or regulated under any Environmental Law, including petroleum products and regulated levels of asbestos and polychlorinated biphenyls.

      (s)  Allowances.  The allowance for loan losses shown on KFB's latest audited balance sheet was, and the allowance for possible loan losses shown on each of the unaudited balance sheets in KFB's Reports for periods ending after the date on the latest audited balance sheet are and will be, in the opinion of KFB's management, adequate as of the date thereof, under generally accepted accounting principles applicable to banks and bank holding companies. KFB has disclosed to Nara Bank in writing prior to the date hereof the amounts of all loans, leases, advances, credit enhancements, other extensions of credit, commitments and interest-bearing assets of KFB that have been classified by KFB or otherwise as "Other Loans Specially Mentioned", "Special Mention", "Substandard", "Doubtful", "Loss", "Classified", "Criticized", "Credit Risk Assets",

  "Concerned Loans" or words of similar import, and KFB shall promptly after the end of any month inform Nara Bank of any such classification arrived at, and any change in any such classification determined, any time after the date hereof. There are no such loans, leases, advances, credit enhancements, other extensions of credit, commitments or interest-bearing assets which have been so classified by any Regulatory Agency that have not also been classified in the same manner by KFB. Any Other Real Estate Owned ("OREO") included in any non-performing assets of KFB is carried net of reserves at the lower of cost or market value based on current independent appraisals. KFB has increased its allowance for loan losses by the amount recommended or required in its most recent examination by any Regulatory Agency.

      (t)  Material Interests of Certain Persons.  No officer or director of KFB, or any "associate" (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934) of any such officer or director, has any material interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of KFB.

      (u)  Insurance.  KFB is currently insured and, since December 31, 1998, has been insured for amounts deemed appropriate for its business and operations against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. Each of the insurance policies and bonds maintained by KFB is in full force and effect, KFB is not in default thereunder in a manner for which the policy is likely to be cancelled and all material claims thereunder have been filed in due and timely fashion. In the best judgment of management of KFB, such insurance coverage is adequate.

      (v)  Investment Securities.  Except for pledges to secure public and trust deposits, and reverse repurchase agreements entered into in arm's-length transactions pursuant to normal commercial terms and conditions and other pledges required by law, none of the investments reflected in KFB's latest audited balance sheet and none of the material investments made by KFB since the date of such balance sheet is subject to any restriction (contractual, statutory or otherwise) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

      (w)  Derivative Transactions.  Since December 31, 1998, KFB has not engaged in transactions in or involving forwards, futures, options on futures, swaps or other derivative instruments except (i) as agent on the order and for the account of others or (ii) as principal for purposes of hedging (x) interest rate risk on U.S. dollar-denominated securities and other financial instruments or (y) currency risk on non U.S. dollar-denominated securities or other financial products. To KFB's knowledge, none of the counter-parties to any contract or agreement with respect to any such instrument is in material default with respect to such contract or agreement and no such contract or agreement, were it to be a loan or other extension of credit by KFB, would be classified as "Other Loans Specially Mentioned", "Special Mention", "Substandard", "Doubtful", "Loss", "Classified", "Criticized", "Credit Risk Assets", "Concerned Loans" or words of similar import. The financial position of KFB on a consolidated basis under or with respect to each such instrument has been reflected in the books and records of KFB in accordance with GAAP and no open exposure of KFB with respect to any such instrument (or with respect to multiple instruments with respect to any single counter-party) exceeds $25,000.

      (x)  Intellectual Property.  KFB owns or possesses valid and binding licenses and other rights to use (without payment) all material trade secrets, trade names, trademarks, service marks, inventions and processes used in its businesses; and KFB has not received any notice of conflict with respect thereto that asserts the right of others. KFB has in all material respects performed all the obligations required to be performed by it and is not in default in any material respect under any contract, agreement, arrangement or commitment relating to any of the foregoing.

      (y)  Registration Obligations.  KFB is not under any obligation, contingent or otherwise, that will survive the Interim Merger or Bank Merger by reason of any agreement to register any of its securities under the Securities Act of 1933, as amended, or any other applicable state or Korean securities laws.

      (z)  Books and Records.  The books and records of KFB have been, and are being, maintained in accordance with applicable legal and accounting requirements (including generally accepted accounting principles, consistently applied) and reflect in all material respects the substance of events and transactions that should be included therein.

      (aa)  Trust Business.  KFB neither acts as trustee, agent, fiscal agent, escrow agent, custodian or in another similar capacity for any other person, nor otherwise performs any fiduciary or trust functions.

      (bb)  Year 2000 Compliant.  (i) KFB has complied in all material respects with all published interpretations, regulations, statements, guidelines and similar documents promulgated by any Regulatory Agency with respect to Year 2000 compliance ("Regulatory Agency Promulgations"); (ii) KFB has not received a grade lower than "satisfactory" on any Year 2000 compliance examination conducted by any Regulatory Agency; (iii) KFB has not received, and does not reasonably expect to receive, a "Year 2000 Deficiency Notification Letter" (as such term is employed by any Regulatory Agency); (iv) the cost of all projected Year 2000 compliance actions and adaptations of KFB's application, network and operating software and related hardware (including all automated teller machines), whether owned by KFB or licensed from a third party (the "Computer System") and systems which are not included within the term Computer System such as (by way of example only) elevators, ventilation and heating systems, telephone and other communication systems (collectively referred to herein as "Non-Computer Systems") that will be expensed, accrued or reserved for all Year 2000 compliance action required from the date hereof and prior to January 1, 2000 are not expected to exceed $100,000; (v) KFB's ALL includes (or has a specifically allocated amount which is) an adequate reserve in management's opinion for the possibility that KFB may suffer losses if any customers are not Year 2000 compliant. As used herein, "Year 2000 Compliant" shall mean the ability of the Computer System and Non-Computer Systems to provide the following functions, without human intervention, individually and in combination with other products or systems: (i) consistently handle record, store, process and present dates and date-related information before, during and after January 1, 2000, including but not limited to accepting date input, performing calculations on dates or portions of dates, and providing date output; (ii) function in accordance with the published specifications and without undue interruption, before, during, and after January 1, 2000 (including leap year computations) without any adverse change in operation associated with the advent of the year 2000; (iii) respond to two-digit or four-digit dates and date related input in a disclosed, defined and predetermined manner, and store and provide output of dates and date-related information in ways that are unambiguous as to the year 2000; and (iv) suitably interact with other software and related hardware in a way which does not compromise its year 2000 compliance capability. KFB shall immediately notify Nara Bank if it becomes aware that KFB, its Computer System or Non-Computer Systems may not be Year 2000 Compliant or that KFB may be materially adversely affected by any third party's failure to be Year 2000 Compliant.

    SECTION 3.2  Representations and Warranties of Korea First.  Korea First hereby represents and warrants to Nara Bank:

      (a)  Ownership of Shares.  Korea First is the record holder and beneficial owner (as such term is defined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934) and otherwise has full legal or governmental authority over all shares of the KFB Common Stock (the "Shares") as successor in interest to Korea First;

      (b)  Authority.  Korea First has full power and authority to make, enter into and carry out the terms of this Agreement. This Agreement has been duly and validly executed and delivered by Korea First and (assuming due authorization, execution and delivery by Nara Bank) this Agreement constitutes a valid and binding obligation of Korea First, enforceable against Korea First in accordance with its terms.

      (c)  No Violations.  The execution, delivery and performance of this Agreement by Korea First do not, and the consummation of the transactions contemplated hereby and by the Merger Agreement by Korea First and KFB will not, constitute (i) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, domestic or foreign, of Korea First or the legal or governmental authority to which Korea First is subject or (ii) a breach or violation of, or a default under, the articles of incorporation or by-laws of Korea First; and the consummation of the transactions contemplated hereby and by the Merger Agreement will not require any approval, consent or waiver under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the approval, consent or waiver of any other party to any such agreement, indenture or instrument, other than the required approvals, consents and waivers of any governmental authority defined in Section 3.1(g)(ii) of the Merger Agreement;

      (d)  Absence of Regulatory Actions.  Korea First is not a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal, state or foreign governmental authorities charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of deposits of banks (including, without limitation, any Regulatory Agency), in any such case which would adversely affect or delay the consummation of the transactions contemplated by this Agreement or the Merger Agreement;

      (e)  Knowledge as to Conditions.  Neither Korea First nor any of its directors and officers knows of any reason why the approvals, consents and waivers of any Regulatory Agency referred to in Section 7.1(b) of the Merger Agreement should not be obtained without the imposition of any condition of the type referred to in the proviso thereto; and

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF NARA BANK

    SECTION 4.1  Representations and Warranties.  Nara Bank represents and warrants to KFB and Korea First that:

      (a)  Recitals True.  The facts set forth in the Recitals of this Agreement with respect to it are true and correct.

      (b)  Due Organization; Good Standing and Power.  Nara Bank is a national banking association duly chartered and in good standing under the United States Federal banking laws.

      (c)  Authorization and Validity of Agreement.  Nara Bank has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Nara Bank, and the consummation by it of the transactions contemplated hereby, have been duly authorized by the Boards of Directors of Nara Bank. No other corporate action on the part of Nara Bank is necessary to authorize the execution, delivery and performance of this Agreement by Nara Bank and the consummation of the transactions contemplated hereby, other than the approval of the stockholders of the Nara Bank. This Agreement has been duly executed and delivered by each of Nara Bank and its a valid and binding obligation of Nara Bank, enforceable against Nara Bank in accordance with its terms, except that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally, and general equitable principles.

      (d)  Finder's or Advisor Fee.  Neither Nara Bank, nor any of its officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees in connection with this Agreement or any of the transactions contemplated hereby

      (e)  No Violations.  The execution, delivery and performance of this Agreement by Nara Bank do not, and the consummation of the transactions contemplated hereby by Nara Bank and Merger Sub will not, constitute (i) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license of it or to which it is subject, (ii) a breach or violation of, or a default under, the Articles of Association or Bylaws of Nara Bank or (iii) a breach or violation of, or a default under (or an event which with due notice or lapse of time or both would constitute a breach or violation of, or a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of it under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which it is a party, or to which any of its respective properties or assets may be bound or affected, except for any of the foregoing in this clause (iii) that, neither individually or in the aggregate, would have a Material Adverse Effect; and the consummation of the transactions contemplated hereby will not require any approval, consent or waiver under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the approval, consent or waiver of any other party to any such agreement, indenture or instruments, other than the required approvals, consents and waivers of any Regulatory Agencies pursuant to Section 7.1(b).

      (f)  Absence of Claims.  No litigation, proceeding or controversy before any court or governmental agency is pending, and there is no pending claim, action or proceeding against Nara Bank, which is reasonably likely, individually or in the aggregate, to materially and adversely hinder or delay consummation of the transactions contemplated hereby, and, to the best of their knowledge after reasonable inquiry, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated.

      (g)  Absence of Regulatory Actions.  Nara Bank is not a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of any Regulatory Agency and Nara Bank has no knowledge of the intention of any Regulatory Agency to request or impose any of the foregoing.

      (h)  Knowledge as to Conditions.  Nara Bank knows of no reason why any of the requested approvals; consents and waivers of any Regulatory Agency should not be obtained without the imposition of any condition of the type referred to in the provision Section 7.1(b).

      (i)  Approvals.  Subject to the receipt of any required approval by the shareholders of Nara Bank, this Agreement has been authorized by all necessary corporate action of Nara Bank. Subject to shareholder approval and the receipt of the required approvals, consents or waivers of any Regulatory Agency as provided in Section 7.1(b), this Agreement is a valid and binding agreement of Nara Bank enforceable against it in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

      (j)  Consideration.  Nara Bank has sufficient liquid funds available to consummate the Agreement without raising additional capital or debt.

ARTICLE V

KFB's CONDUCT PENDING THE MERGER

    SECTION 5.1  Conduct of KFB's Business Prior to the Effective Time of the Interim Merger.  Except as expressly provided in this Agreement or unless written consent is obtained from Nara Bank, during the period from the date of this Agreement to the Effective Time of the Interim Merger, KFB shall (i) conduct its business in the usual, regular and ordinary course consistent with past practice, (ii) use its commercially reasonable efforts to maintain and preserve intact its business organization, employees, valued customers and advantageous business relationships and retain the services of its officers and key employees, (iii) use commercially reasonable efforts to maintain insurance coverage of customary risks and in amounts in respect of its business and properties in accordance with present practice, (iv) perform in all material respects all of its obligations under all material contracts, leases and other commitments to which it is a party or by which it or any of its properties or assets may be bound, except such obligations as it may in good faith reasonably dispute, (v) comply with and perform all material obligations and duties imposed upon it by applicable federal, state and local laws, rules, regulations and ordinances and (vi) take no action which would reasonably be expected to adversely affect or delay the ability of KFB, Nara Bank or Merger Sub to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated hereby or to perform its covenants and agreements on a timely basis under this Agreement.

    SECTION 5.2  Covenants of KFB.  During the period from the date of this Agreement to the Effective Time of the Interim Merger, KFB shall not without the prior written consent of Nara Bank:

      (a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any person;

      (b) adjust, split, combine or reclassify any capital stock; make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or grant any stock appreciation rights or grant any person any right to acquire any shares of its capital stock; or issue any additional shares of its capital stock or any securities or obligations convertible into or exchangeable for shares of its capital stock;

      (c) other than in the ordinary course of business consistent with past practice and pursuant to policies in effect on the date hereof, sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any person, or cancel, release or assign any indebtedness of any such person or any claims held by any such person, except pursuant to contracts or agreements in force at the date of this Agreement or as required pursuant to Section 6.8;

      (d) other than in the ordinary course of business consistent with past practice, make any investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any person; provided that KFB shall make no acquisition of equity securities or business operations without Nara Bank's prior consent;

      (e) other than in the ordinary course of business consistent with past practice, and except for the acquisition of "tail" insurance on KFB's directors' and officers' liability policy (the cost of which must be reasonably acceptable to Nara Bank), enter into or terminate any lease, contract or agreement, or make any change in any of its leases, contracts or agreements;

      (f)  except for severance benefits which may be payable to employees not offered employment by Nara Bank, or as set forth in the disclosure letter, or retention bonus payments to be agreed upon by the parties, or to the extent required by law, increase in any manner the compensation or fringe benefits of any of its employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees, or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, except for general increases in compensation in the ordinary course of business consistent with past practice and discretionary salary increases for non-officer employees consistent with past practice that, in each case, the Nara Bank has not disapproved promptly after receiving notice thereof, or voluntarily accelerate the vesting of any compensation or benefit;

      (g) except with respect to matters relating to Taxes as set forth in Section 5.2(l) hereof, settle any claim, action or proceeding involving any liability of KFB if any such settlement, individually or in the aggregate with other such settlements, either (i) could have a Material Adverse Effect on KFB, (ii) result in material restrictions upon the operations of KFB or (iii) would be reasonably likely to impact materially the terms of the Plan, the Merger or the other transactions contemplated hereby;

      (h) except as contemplated by Section 6.2, modify in any material respect the manner in which KFB has heretofore conducted or accounted for its business;

      (i)  amend KFB's articles of incorporation or its by-laws;

      (j)  except in the ordinary course of business or as required pursuant to Section 6.8, waive or release any material right or collateral or cancel or compromise any extension of credit or other debt or claim;

      (k) other than in the ordinary course of business consistent with past practice and in conformity with all applicable policies and procedures, make, renegotiate, restructure, renew, increase, extend the term of or purchase any loan, lease, advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except as to loans or advances as to which KFB has a legally binding obligation to make such loan or advance as of the date hereof and a description of which has been provided by KFB in writing to the Nara Bank prior to the execution of this Agreement;

      (l)  make or change any Material Tax election, or take any other action relating to Taxes of KFB, except for any action that is not inconsistent with KFB's past practices;

      (m) permit any insurance policy naming it as a beneficiary or loss-payable payee to be canceled or terminated, except in the ordinary course of business consistent with past practice; or

      (n) agree to, or make any commitment to, take any of the actions prohibited by this Section 5.2.

ARTICLE VI

COVENANTS

    SECTION 6.1  Acquisition Proposals.  KFB agrees that neither it, its Board of Directors, nor any of its respective officers and employees shall, and KFB shall direct and use its best efforts to cause its individual members of the Board of Directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by KFB) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of KFB) with respect to a merger, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, KFB (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"). KFB will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. KFB will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 6.1. KFB will notify Nara Bank promptly if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with KFB or, to its knowledge, any of the individuals or entities referred to in the first sentence of this Section 6.1 and KFB shall not enter into any negotiations or discussions nor provide any non-public information or materials to any such individuals or entities unless KFB shall have received an unsolicited written offer (other than from Nara Bank) to effect an Acquisition Proposal and the Board of Directors of KFB is advised in a written opinion by legal counsel (a copy of which shall be provided promptly to Nara Bank) that, in the exercise of the directors' fiduciary obligations, such information should be provided to or such discussions or negotiations should be undertaken with the person or entity submitting such unsolicited written offer.

    SECTION 6.2  Certain Pre-Closing Adjustments.  At the request of Nara Bank, KFB shall modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and loan loss reserves) after the date on which the last required approval of a Regulatory Agency is received for the Interim Merger and the Bank Merger, and immediately prior to the Effective Time of the Interim Merger so as to be consistent on a mutually satisfactory basis with those of Nara Bank, provided that any such actions and changes shall be non-binding on KFB and subject to reversal by KFB's Board of Directors in the event this Agreement is subsequently terminated prior to the Effective Time of the Interim Merger. The representations, warranties and covenants of KFB contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of this Section 6.2. As provided in Section 2.1(b), no such modifications or changes shall be considered in preparing the Effective Date Statements or the Final Effective Date Statements.

    SECTION 6.3  Employees.

    (a) KFB and Nara Bank agree to establish severance and bonus retention plans for KFB employees substantially in accordance with the respective terms set forth in the Form of Schedules II and III attached hereto. Nara Bank shall pay and be solely liable for satisfaction of such retention bonuses, and Nara Bank and Korea First shall each be responsible for payment and satisfaction of one-half of such aggregate severance obligations, in each case to which eligible KFB employees are entitled as described in the immediately preceding sentence.

    (b) Before the Effective Time of the Interim Merger, KFB agrees to terminate the Korea First Bank of New York Employee 401(k) Plan. Nara Bank shall designate a defined contribution plan which is qualified under Sections 401(a) and 401(k) of the Code to which the Former KFB Employees (as hereinafter defined) may elect to roll over all or a portion of their accounts under the Korea First Bank of New York, Employee 401(k) Plan, in accordance with applicable law.

    (c) Nara Bank agrees that as of and following the Effective Time of the Interim Merger and the consummation of the Bank Merger, the employees of KFB as of the Effective Time of the Interim Merger (the "Former KFB Employees") shall be eligible to participate in Nara Bank's employee benefit plans in which the similarly situated employees of Nara Bank participate, to the same extent as similarly situated employees of Nara Bank.

    (d) With respect to each employee benefit plan, program, policy or arrangement maintained by Nara Bank for the benefit of current employees of Nara Bank (each such plan, program, policy or arrangement, a "Nara Bank Plan"), Nara Bank agrees that for purposes of determining eligibility to participate and vesting (but not for benefit accrual purposes other than severance and vacation entitlement), service with KFB (or predecessor employers to the extent the KFB provides past service credit) shall be treated as service with Nara Bank; provided, however, that such services shall not be recognized to the extent that such recognition would result in a duplication of benefits. Nara Bank shall cause such Nara Bank Plan to waive (i) any pre-existing condition restriction which was waived under the terms of any analogous KFB plan immediately prior to the Effective Time of the Interim Merger or (ii) any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to a Former KFB Employee on or after the Effective Time of the Interim Merger to the extent such Former KFB Employee had satisfied any similar limitation or requirement under an analogous KFB plan prior to the Effective Time of the Interim Merger. Each Former KFB Employee shall be given credit for amounts paid under any analogous plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Nara Bank Plan.

    SECTION 6.4  Access and Information.  Upon reasonable notice, KFB shall afford to Nara Bank and its representatives (including, without limitation, directors, officers and employees of Nara Bank and its affiliates, and counsel, accountants and other professionals retained) such reasonable access during normal business hours throughout the period prior to the Effective Time of the Interim Merger to the books, records (including, without limitation, shareholder lists, Returns and work papers of independent auditors), properties and personnel of KFB and to such other information as Nara Bank may reasonably request; provided, however, that no investigation pursuant to this Section 6.4 shall affect or be deemed to modify any representation or warranty made herein. Upon reasonable notice and request, Nara Bank will provide similar access and information to KFB and its representatives for the limited purpose of evaluating the financial status of Nara Bank. Nara Bank and KFB will not, and will cause their representatives not to, use any information obtained pursuant to this Section 6.4 for any purpose unrelated to this Agreement or the consummation of the transactions contemplated by this Agreement.

    SECTION 6.5  Certain Filings, Consents and Arrangements.  Nara Bank and KFB shall (a) promptly make or cause any filings, notices and applications required to be made in order to obtain all approvals, consents and waivers of any Regulatory Agencies necessary or appropriate for the consummation of the transactions contemplated hereby and (b) cooperate with one another (i) in promptly determining the filings that are required to be made or the approvals, consents or waivers that are required to be obtained under any relevant federal, state or foreign law or regulation and (ii) in promptly making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such approvals, consents or waivers. The parties shall deliver to one another copies of the publicly available portions of all such filings, notices and applications made by them or it, as the case may be, promptly after such filings are made.

    SECTION 6.6  Additional Agreements.  Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all commercially reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws, excluding any failure to so comply that would not result in a material adverse effect and regulations to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including to use commercially reasonable efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable governmental entities, to effect all necessary registrations, applications and filings (including, without limitation, any filings under any applicable state securities laws) and to obtain any required contractual consents and regulatory approvals, including any actions which may be required to effect the Mergers.

    SECTION 6.7  Publicity.  The initial press release announcing this Agreement after the date hereof shall be a joint press release and thereafter KFB and Nara Bank shall consult with each other in issuing any press releases or otherwise making public statements with respect to the other or the transactions contemplated hereby and in making any filings with any governmental authority or with any national securities organization with respect thereto, provided that each party may make such press releases as it deems required under applicable law upon the advice of counsel, but only after affording the other party a reasonable opportunity to review and comment.

    SECTION 6.8  Certain Loans.  Nara Bank has delivered to a schedule (the "Confidential Schedule") of certain KFB loans (the "Loans") which Nara Bank would write off or which states the additional amount of reserves Nara Bank would add to such Loans under its rating system and loan loss policy and procedures as of the date of this Agreement. The outstanding principal amount of the Loans is $1,031,696 and KFB has created a reserve in respect of the Loans of $515,848. KFB shall use its best efforts to sell or collect the Loans prior to the Effective Date. If the Loans are collected prior to the Effective Date and the amount collected exceeds $515,846, such excess shall be added to the Purchase Price and if the amount collected is less than $515,846, the difference shall be subtracted from the Purchase Price. If the Loans are not collected or paid in full prior to the Effective Date, then the purchase price shall be reduced by $515,846. Any such addition, subtraction or reduction is referred to herein as the "Loans Adjustment Amount."

    SECTION 6.9  Appraisals.  KFB shall prior to the Closing obtain and deliver copies to Nara Bank of appraisals of the bank premises buildings owned by KFB, which appraisal amounts and appraisers shall be reasonably acceptable to Nara Bank.

    SECTION 6.10  Board of Directors; Officers.  Nara Bank and KFB shall cooperate and take all actions reasonably necessary to complete any corporate or regulatory filings required to effect the Interim Merger and the Bank Merger in an efficient and timely manner.

    SECTION 6.11  Notification of Certain Matters.

    (a) KFB shall give prompt notice to Nara Bank of any notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by KFB subsequent to the date of this Agreement and prior to the Effective Time of the Interim Merger, under any contract material to the financial condition, properties, businesses or results of operations of KFB to which KFB is a party or is subject.

    (b) KFB shall give prompt notice to Nara Bank of any change, or any series of changes, in the financial condition, properties, business or results of operations of KFB which would have a Material Adverse Effect or the occurrence of any event which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in any such change.

    (c) Each party shall give prompt notice to the other party of any notice or other communication from any third party challenging the legality of this Agreement or any of the transactions contemplated hereby or alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

    SECTION 6.12  Indemnification of KFB Directors and Officers.  Nara Bank agrees that all rights to indemnification or exculpation now existing in favor of the directors, officers and employees of KFB as provided in its Articles of Incorporation, Bylaws, indemnification agreements or otherwise in effect as of the date hereof with respect to matters occurring prior to the Effective Time of the Bank Merger, shall survive the Mergers and shall continue in full force and effect to the extent they do not exceed such rights of the directors, officers and employees of Nara Bank, as the case may be. Nara Bank further agrees in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time of the Interim Merger, a director or officer of KFB (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertinent to (i) the fact that he or she is or was a director or officer of KFB or any of its predecessors or affiliates or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time of the Bank Merger, except to the extent the claim for which indemnification sought is based on a breach or violation of the terms of this Agreement, the parties agree to cooperate and use their reasonable best efforts to defend against and respond thereto. It is understood and agreed that Nara Bank shall indemnify and hold harmless, as and to the extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law and including reasonable attorney's fees and expenses incurred in connection with prevailing in a suit by an Indemnified Party to enforce its rights under this Section 6.12), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation ("Claims"); in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time of the Bank Merger), the Indemnified Parties may retain counsel reasonably satisfactory to Nara Bank; provided, however, that (1) Nara Bank shall have the right to assume the defense thereof and upon such assumption Nara Bank shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Nara Bank elects not to assume such defense or counsel for the Indemnified Parties reasonably advises that there are issues which raise conflicts of interest between Nara Bank and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Nara Bank, and Nara Bank shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Nara Bank shall in all cases be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties unless counsel for one or more of the Indemnified Parties reasonably advises in writing that there are issues which raise conflicts of interest between Indemnified Parties, (3) Nara Bank shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (4) Nara Bank shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Nara Bank's indemnification obligations under this Section 6.12 shall extend only to Claims threatened in writing or existing prior to the third anniversary of the Effective Date and of which the Indemnified Party gives notice to Nara Bank prior to or on such date.

    SECTION 6.13  Nara Bank Shareholder Approval.  Nara Bank shall use its best efforts to obtain by January 15, 2000, its shareholders' approval of the Agreement and the transactions contemplated hereby at a special meeting of shareholders, subject to the requirements of the OCC for such meetings and the receipt of cooperation from KFB with respect to information required to be disclosed to Nara Bank's shareholders.

    SECTION 6.14  Notices; Reports.

    (a) KFB will promptly notify Nara Bank of any event of which KFB obtains knowledge which has had or may have a Material Adverse Effect or in the event KFB determines that it is unable to fulfill any of the conditions to the performance of Nara Bank's obligations hereunder, and KFB will furnish Nara Bank (i) as soon as available, and in any event within five (5) days after it is prepared, any report by KFB for submission to the Board of Directors of KFB or committees thereof, (ii) as soon as available, all information statements, financial statements, and all reports to be filed by KFB with any of the Regulatory Agencies after the date hereof, and (iii) such other existing reports as Nara Bank may reasonably request relating to KFB, provided that KFB shall have no obligation to provide Nara Bank with any submission or report pursuant to this Section which is prepared by KFB in connection with the transactions contemplated by this Agreement and which is deemed by counsel to KFB to be covered by attorney-client privilege.

    (b) Nara Bank will promptly notify KFB of any event of which Nara Bank obtains knowledge which has had or may have a Material Adverse Effect, or in the event Nara Bank determines that it is unable to fulfill any of the conditions to the performance of KFB's obligations hereunder, and Nara Bank shall thereafter furnish KFB with such information as KFB may reasonably request. Nara Bank shall furnish KFB such reports filed by Nara Bank with any of the Regulatory Agencies as KFB may reasonably request which are relevant to the transactions contemplated by this Agreement and the disclosure of which by Nara Bank to KFB is not otherwise prohibited by law or regulation.

    SECTION 6.15  Nara Bank Representatives.  Nara Bank may designate representatives to attend meetings of the KFB Board of Directors, or any committee thereof, and the KFB Loan Committee, provided that such representative may be excluded by the KFB Board of Directors from any discussion it deems appropriate with respect to the transactions contemplated by this Agreement or other discussions of any material matters as to which it is deemed important for preservation of the attorney client privilege. KFB shall give Nara Bank at least 48 hours notice of any KFB Board of Directors, Loan Committee and any other committee meetings.

    SECTION 6.16  Approvals.  Korea First agrees to vote or to consent in writing with respect to, as the case may be, all of the Shares, or to cause any other holder of record of such Shares to vote for or consent in writing to (i) the adoption and approval of the Merger Agreement and the Interim Merger and the Bank Merger, (ii) against any action or agreement that would compete with, impede, interfere with or attempt to discourage or inhibit the timely consummation of the Merger Agreement, (iii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of KFB under the Merger Agreement and (iv) against any merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of KFB or its subsidiaries except as provided in the Merger Agreement. Korea First agrees to deliver to the Nara Bank upon request a proxy or written consent, to consummate the transactions contemplated by the Merger Agreement (which proxy shall be irrevocable during the term of this Agreement to the extent permitted under California law).

    SECTION 6.17  No Voting Trusts.  Korea First agrees that it will not, nor will it permit any entity under its control to, deposit any of the Shares in a voting trust or subject any of the Shares to any arrangement with respect to the voting of such Shares other than agreements entered into with the Nara Bank.

    SECTION 6.18  Transfer and Encumbrance.  Korea First agrees not to voluntarily transfer, sell, offer, pledge or otherwise dispose of or encumber any of the Shares, provided that Nara Bank has agreed and hereby consents to the transfer or sale of the Shares to KDIC, on the condition that this Agreement has been assigned to KDIC and KDIC has assumed certain of Korea First's obligations under this Agreement to the extent contemplated by Section 10.9.

    SECTION 6.19  Dissenters' Rights.  Korea First agrees that it will not exercise any dissenters' rights with respect to the Shares available to it under New York law.

    SECTION 6.20  Acquisition Proposals.  Korea First agrees that neither it nor any of its officers, directors and employees shall, and Korea First shall direct and use its best efforts to cause its employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by Korea First or the Korean Government) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to the shareholder of KFB) with respect to a merger, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, KFB (any such proposal or offer being hereinafter referred to as an "Acquisition

Proposal"). Korea First will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Korea First will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this subsection. Korea First will notify the Nara Bank immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with KFB or Korea First or, to its knowledge, the individuals or entities referred to in the first sentence of this subsection.

    SECTION 6.21  Facilitation.  Korea First shall (i) cause KFB to comply with its agreements under the Merger Agreement; (ii) afford to the Nara Bank and its representatives, to the extent that Korea First is able to, the access provided in Section 6.4 of the Merger Agreement; and (iii) cause KFB to take such action or shall take such action itself or through another entity as may be required pursuant to the Merger Agreement.

    SECTION 6.22  Tax Matters.

      (a)  Korea First Liability.  Subject to Article VIII, Korea First shall be liable for and indemnify Nara Bank for all Taxes (including, without limitation, any obligation to contribute to the payment of a tax determined on a consolidated, combined or unitary basis with respect to a group of corporations that includes or included KFB), without duplication (i) imposed on Nara Bank as successor by merger to KFB or for which KFB may otherwise be liable, in each case, for Taxes of KFB relating to Pre-Effective Periods and the portion of any Overlap Period ending on and including the Effective Date or (ii) imposed on Nara Bank as a result of the breach of any of the representations set forth in Section 3.1(h) of this Agreement. Notwithstanding the immediately preceding sentence, Korea First shall not indemnify and hold harmless Nara Bank for any Taxes imposed on Nara Bank as a result of the breach of any of the representations set forth in Section 3.1(h) of this Agreement or for any Taxes of KFB in respect of any Pre-Effective Period or, with respect to any Overlap Period, the portion of such taxable year or taxable period ending on and including the Effective Date, to the extent that (i) the aggregate amount of such Taxes (not including Taxes of KFB excluded under paragraph (ii) below) with respect to which a claim otherwise could be made under the preceding sentence does not exceed the aggregate accruals for Taxes on the books and records of KFB as of the Effective Date; or (ii) Nara Bank's claim for indemnification pursuant to this Section 6.22(a) is made with respect to Taxes of KFB resulting or arising from any of the transactions contemplated by this Agreement or any election made under Section 338 of the Code.

      (b)  Nara Bank Liability.  Nara Bank shall be liable for and indemnify Korea First for the Taxes of KFB for any taxable year or period that begins after the Effective Date and, with respect to any Overlap Period, the portion of such taxable year or taxable period beginning on the day after the Effective Date.

      (c)  Taxes for Short Taxable Year.  For purposes of paragraphs (a) and (b), whenever it is necessary to determine the liability for Taxes of KFB for an Overlap Period, the determination of the Taxes of KFB for the portion of the year or period ending on, and the portion of the year or period beginning after, the Effective Date shall be made from the books and records of KFB based on accounting methods, elections and conventions that do not have the effect of distorting income or expenses and by assuming that KFB had a taxable year or period which ended on and included the Effective Date, except that exemptions, allowances or deductions that are calculated on an annual basis shall be apportioned on a time basis.

      (d)  Pre-Effective Period Tax Returns.  Korea First shall have the exclusive authority and obligation to prepare and deliver to Nara Bank and to KFB as set forth below all Returns that are required to be filed by or with respect to KFB for all Pre-Effective Periods and that have not been filed on or prior to the Effective Date. Such authority shall include, but not be limited to, the determination of the manner in which any items of income, gain, deduction, loss or credit arising out of the income, properties, and operations of KFB shall be reported or disclosed in such Returns. For every Return of KFB required to be filed by or with respect to KFB for a Pre-Effective Period that has not been filed on or prior to the Effective Date, Korea First shall deliver to Nara Bank and to KFB a proposed form of such Return, not less than thirty (30) days before such Return is required to be filed (taking into account any extension of time to file granted to or on behalf of KFB) (each such proposed form of Return delivered by Korea First to Nara Bank and to KFB to be referred to as a "Delivered Tax Return"). No later than fifteen (15) days prior to the due date for filing of such Return (taking into account any extension of time to file granted to or on behalf of KFB), Nara Bank shall notify Korea First of any reasonable objections Nara Bank may have to any item on such Return. Any objection of Nara Bank to any item on such Return shall be deemed unreasonable if (i) the Taxes shown to be due on such Return have been paid or fully provided for on the books and records of KFB as of the Effective Date or (ii) Korea First would be required to indemnify Nara Bank for any Taxes shown to be due on such Return pursuant to Section 6.22(a). In the event that Nara Bank provides notice of a reasonable objection to any item on a Delivered Tax Return, Nara Bank and Korea First agree to consult and resolve in good faith any such objection, it being understood and agreed that in the absence of any such resolution, any and all such objections shall be resolved in a manner consistent with the past practices of KFB with respect to such items unless otherwise required by law. Nara Bank shall cause KFB to timely file with the appropriate taxing authority each Delivered Tax Return or such Delivered Tax Return, as modified in accordance with the consultation and resolution provision in the immediately proceeding sentence.

      (e)  Tax Returns.  Except as provided in Section 6.22(d), Nara Bank shall have the exclusive authority and obligation to prepare and to file or cause to be filed all Returns that are required to be filed by or with respect to KFB or any successor thereto for any taxable year or other taxable period. Prior to the filing of any Return with respect to any Overlap Period and no later than thirty (30) days prior to the due date for filing of such Return (taking into account any extension of time to file granted to or on behalf of KFB), Nara Bank shall provide Korea First with notice, which notice shall (i) set forth Nara Bank's calculations regarding the amount of such Taxes, if any, which Nara Bank determines has given rise to a right of indemnification pursuant to Section 6.22(a) hereof in sufficient detail and particularity to enable Korea First to verify the amount of the required indemnification and (ii) include a draft of such Return. No later than fifteen (15) days prior to the due date for filing of such Return (taking into account any extension of time to file granted to or on behalf of KFB), Korea First shall notify Nara Bank of any reasonable objections Korea First may have to Nara Bank's calculations regarding the amount of such Taxes which Nara Bank determined has given rise to a right of indemnification pursuant to Section 6.22(a) hereof and to any items set forth in such draft Return. Nara Bank and Korea First agree to consult and resolve in good faith any such objection, it being understood and agreed that in the absence of any such resolution, any and all such objections shall be resolved in a manner consistent with the past practices of KFB with respect to such items unless otherwise required by law.

      (f)  Contest Provisions.  Korea First and its duly appointed representatives shall have the exclusive authority to control any audit or examination by any taxing authority, initiate any claim for refund, amend any Return, and contest, resolve and defend against any assessment for additional Taxes, notice of deficiency or other adjustment, of or relating to any liability for Taxes of KFB for any Pre-Effective Period; provided, however, that neither Korea First nor its duly appointed representatives shall, without the prior written consent of Nara Bank, which consent shall not be unreasonably withheld, conditioned or delayed, enter into any settlement of any contest or otherwise compromise any issue that materially affects or may materially affect the Tax liability of Nara Bank or any of its affiliates for any taxable year. Such consent shall not be necessary if Korea First is required to indemnify Nara Bank pursuant to Section 6.22(a) hereof for the effects of any such settlement or compromise or if the Tax liability of KFB resulting from any such settlement or compromise has been paid or fully provided for on the books and records of KFB as of the Effective Date. Nara Bank shall have the exclusive authority to control any audit or examination by any taxing authority, initiate any claim for refund, amend any Return, and contest, resolve and defend against any assessment for additional Taxes, notice of deficiency or other adjustment, of or relating to any liability for Taxes of KFB for any taxable year or other taxable period ending after the Effective Date (the "Post-Effective Periods"); provided, however, that (i) neither Nara Bank nor its duly appointed representatives shall, without the prior written consent of Korea First, enter into any settlement of any contest or otherwise compromise any issue that affects or may affect the Tax liability of Korea First or any of its affiliates for any Pre-Effective Period or the portion of any Overlap Period ending on and including the Effective Date and (ii) neither Nara Bank nor its duly appointed representatives shall, without the prior written consent of Korea First, enter into any settlement of any contest or otherwise compromise any issue that would result in a proper reduction in liability accruals for Taxes on the books and records of KFB as of the Effective Date or require payment by Korea First of any amount under Section 6.22(a) hereof, unless Nara Bank shall have waived or caused to be waived for itself any right to indemnification for any such amounts from Korea First. Korea First shall be entitled to participate at its expense in the defense of any claim for Taxes for Post-Effective Periods that may be the subject of indemnification by Korea First pursuant to Section 6.22(a) hereof and, with the written consent of Nara Bank, and at its sole expense, may assume the entire defense of such claim. Nara Bank shall be entitled to participate at its expense in the defense of any claim for Taxes for Pre-Effective Periods and, with the written consent of Korea First, and at its sole expense, may assume the entire defense of such claim.

      (g)  Payment Benefits.  If Korea First makes any payment under Section 6.22(a) hereof with respect to a Tax liability of KFB for any Pre-Effective Period or the portion of any Overlap Period ending on and including the Effective Date and the payment gives rise to a United Stated federal, state, local or foreign tax benefit to Nara Bank or its affiliates, then promptly following the filing of the Return (or Returns) reflecting such tax benefit, Nara Bank shall pay to Korea First the amount of such tax benefit. The determination of any such tax benefit shall be made in good faith by Nara Bank and, if requested by Korea First, shall, at Nara Bank's expense, be verified in writing by an independent, certified public accounting firm selected by Korea First.

      (h)  Refunds.  If, after the Effective Date, Nara Bank or any of its affiliates receives any refund for, or applies any overpayment of, Taxes of KFB with respect to any Pre-Effective Period or the portion of any Overlap Period ending on and including the Effective Date, Nara Bank shall promptly pay, or cause to be paid, to Korea First an amount equal to the refund or overpayment (including interest) received or applied by Nara Bank or its affiliates. Nara Bank agrees to notify Korea First promptly of both the discovery of a right to claim any such refund or overpayment and the receipt of any such refund or application of any such overpayment. Nara Bank agrees to claim any such refund or to apply any such overpayment as soon as possible and to furnish to Korea First all information, records, and assistance necessary to verify the amount of the refund or overpayment.

      (i)  Notices.  Nara Bank shall promptly forward to Korea First all written notifications and other communications from any taxing authority received by KFB relating to any tax audit, examination, or other proceeding or investigation relating to the Tax liability of KFB which, if successful, would properly reduce the amount of liability accruals for Taxes provided on the books and records of KFB as of the Effective Date or result in a payment under Section 6.22(a) hereof. The failure of Nara Bank to give Korea First such notice shall excuse Korea First from its obligations under Section 6.22(a) hereof with respect to any increased Tax liability directly or indirectly attributable to any such written notification or other communication if the failure to provide such notice adversely affected the ability of Korea First to contest any claim arising from such Tax audit, examination, or other proceeding or investigation.

      (j)  Assistance and Cooperation.  Korea First and Nara Bank shall cause KFB to provide the requesting party with such assistance as may be reasonably requested by such party in connection with the preparation and filing of any Return, any audit, or any judicial or administrative proceeding or determination relating to liability for Taxes of KFB, including but not limited to, access to the books and records of KFB and the affiliates of KFB. Korea First shall, and Nara Bank shall cause KFB to, retain all Returns, schedules, work papers and all material records or other documents relating to Tax matters of KFB for the first taxable year or other taxable period ending after the Effective Date and for all prior taxable years or other taxable periods until the later of (i) seven (7) years after the later of filing or the due date of the Return or (ii) the expiration of all applicable statutes of limitation, and provide the other party with any record or information (including making employees available to such other party for reasonable periods of time) which may be relevant to such Return, audit, proceeding or determination. Neither Nara Bank nor KFB (or any of their affiliates) shall destroy or dispose of or allow the destruction or disposition of any books, records or files relating to the business, properties, assets or operations of KFB to the extent they pertain to the operations of KFB on or prior to the Effective Date, without first having offered in writing to deliver such books, records and files to Korea First. Nara Bank and KFB (and their affiliates) shall be entitled to dispose of the books, records and files described in such notice if Korea First shall fail to request copies of such books, records and files within 90 days after receipt of the notice described in the preceding sentence.

      (k)  Transfer Taxes.  All stamp, transfer, documentary, sales and use, value added, registration and other such taxes and fees (including any penalties and interest) incurred in connection with this Agreement or any other transaction contemplated hereby (collectively, the "Transfer Taxes") shall be paid by Nara Bank, and Nara Bank shall, at its own expense, procure any stock transfer stamps required by, and properly file on a timely basis all necessary tax returns and other documentation with respect to, any Transfer Tax and provide to Korea First evidence of payment of all Transfer Taxes.

      (l)  Section 338 Election.  Unless Korea First provides express written consent, Nara Bank shall not make an election under Section 338 of the Code with respect to the purchase of the shares of KFB. Nara Bank shall indemnify and hold Korea First harmless for any increase in the liability for Taxes of Korea First which results from the failure of Nara Bank to satisfy its obligations under this Section 6.22(l).

      (m)  Dispute Resolution.  If Korea First and Nara Bank cannot agree as to the interpretation of any provision of this Section 6.22, then Korea First and Nara Bank shall choose the same accounting firm as provided in Section 2.1(d) hereof (the "Selected Accounting Firm"), and the decision of the Selected Accounting Firm as to the interpretation of any such provision shall be final and binding. Following the decision of the Selected Accounting Firm, Korea First and Nara Bank shall each take or cause to be taken any action that is necessary or appropriate to implement such decision. Any and all costs and expenses of the Selected Accounting Firm shall be borne equally by Korea First and Nara Bank. Any payments made to or by Korea First pursuant to this Section 6.22 shall be treated as adjustments to the Cash Consideration for all Tax purposes.

ARTICLE VII

CONDITIONS TO CONSUMMATION

    SECTION 7.1  Conditions to All Parties' Obligations.  The respective obligations of parties to effect the Mergers shall be subject to the satisfaction or waiver prior to the Effective Time of the Interim Merger of the following conditions:

      (a) The Agreement and the transactions contemplated hereby shall have been approved by the shareholders of Nara Bank.

      (b) Nara Bank and KFB shall have procured the required Regulatory Agencies' approvals, consents or waivers with respect to the Agreement and the transactions contemplated hereby and all applicable statutory waiting periods shall have expired; and the parties shall have procured any other regulatory approvals, consents or waivers of governmental authorities or other persons that are necessary or appropriate to the consummation of the transactions contemplated by the Agreement; provided, however, that no approval, consent or waiver referred to in this Section 7.1(b) shall be deemed to have been received if it shall include any condition or requirement that, individually or in the aggregate, (i) would result in a Material Adverse Effect on KFB or Nara Bank (after giving effect to the Interim Merger or the Bank Merger and the other transactions contemplated by this Agreement), or (ii) would impose restrictions or costs on Nara Bank following the Effective Time of the Interim Merger which are, in the reasonable determination of Nara Bank, unduly burdensome and commercially unreasonable.

      (c) No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Interim Merger or the Bank Merger or any other transaction contemplated by this Agreement, and no litigation or proceeding shall be pending against any party or any of their respective subsidiaries brought by any governmental agency seeking to prevent consummation of the transactions contemplated hereby.

      (d) No statute, rule, regulation, order, injunction or decree shall have been enacted, entered or promulgated by any governmental authority which prohibits, restricts or makes illegal the consummation of the Interim Merger or the Bank Merger or any other transaction contemplated by this Agreement.

    SECTION 7.2  Conditions to Obligations of Nara Bank and Merger Sub.  The obligations of Nara Bank and Merger Sub to effect the Mergers shall be subject to the satisfaction or waiver prior to the Effective Time of the Interim Merger of the following additional conditions:

      (a) Each of the representations and warranties of KFB contained in this Agreement shall, in all material respects, be true on the Effective Date as if made on such date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date); KFB shall have performed, in all material respects, each of its covenants and agreements contained in this Agreement, including Section 7.2(d) below; and Nara Bank shall have received a certificate signed by the Chief Executive Officer and Secretary of KFB dated as of the Effective Time of the Interim Merger, to the foregoing effect.

      (b) Since December 31, 1998, there shall have been no event, change, or development or combination of events, changes or developments which, individually or in the aggregate, has resulted in, or is reasonably likely to result in, a Material Adverse Effect on KFB, provided that the parties hereby acknowledge and agree that the withdrawal by Korea First of moneys on deposit with KFB shall be deemed to not result in a Material Adverse Effect on KFB.

      (c) Nara Bank shall have obtained the requisite approval by its shareholders.

      (d) At least five (5) business days prior to the Effective Time of the Interim Merger, KFB shall provide Nara Bank with KFB's financial statements as of the close of business on the last day of the last month ended prior to the month of the Effective Date (the "Closing Financial Statements"). The Closing Financial Statements shall have been prepared in all material respects in accordance with GAAP and other applicable legal and accounting requirements, reflect all period-end accruals and other adjustments usual and customary and shall further evidence: (i) KFB's sale or collection of the Loans as provided in Section 6.8; (ii) that all reasonable expenses and costs incurred (or reasonable estimates thereof) for services rendered or to be rendered by all attorneys, accountants, consultants, investment bankers and other advisors and agents for or on behalf of KFB and in any respect in connection with the transactions contemplated hereby (other than for services for or costs allocable to Korea First) ("Agent Expenses") and not already accrued or paid have been subtracted from stockholders' equity; (iii) that all severance payments and retention bonuses to be paid to KFB employees have been paid or accrued, provided that one half of all severance payments and the amount of all retention bonuses agreed and approved pursuant to Section 6.3(a) shall be added to the stockholders' equity; (iv) that the amount of any decrease in the market value of securities held by KFB and marked to market in accordance with GAAP for the period from September 30, 1999 to the date of the Closing Financial Statements (the "Securities Gains or Losses") has been added or the amount of any increase has been subtracted KFB's stockholders' equity; (v) that no more than the Closing Monthly Adjustment amount provided in Section 2.1 for the period covered by the Closing Monthly Adjustment shall be subtracted in the calculation of stockholders' equity; and (vi) that the stockholders' equity stated in the Closing Financial Statements after the foregoing adjustments shall be no less than $8,750,000.

    SECTION 7.3  Conditions to Obligations of KFB.  The obligation of KFB to effect the Interim Merger shall be subject to the satisfaction or waiver prior to the Effective Time of the Interim Merger of the following additional conditions:

      Each of the representations and warranties of Nara Bank contained in this Agreement shall, in all material respects, be true on the Effective Time of the Interim Merger as if made on such date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date); Nara Bank shall have performed, in all material respects, each of its covenants and agreements contained in this Agreement; and KFB shall have received a certificate signed by the Chief Executive Officer of the Nara Bank, dated as of the Effective Time of the Interim Merger, to the foregoing effect.

ARTICLE VIII

INDEMNIFICATION

    SECTION 8.1  Survival of Representations and Warranties of the Parties.  All representations and warranties made by any party hereto contained in this Agreement, and the indemnification obligations of each party hereto, shall survive the Effective Date until the date which is twelve months after the Effective Date (the "Release Date"). Provided that a party has made a claim for indemnification in accordance with the procedures set forth in this Article 8 on or prior to the expiration of the applicable survival period referred to in the previous sentence, then the indemnity obligations relating to such claim shall survive until the final resolution of such claim, as further provided in this Article 8.

    SECTION 8.2  Korea First's Indemnification Obligation.  (i) From and after the Effective Date, Korea First agrees to indemnify and hold harmless Nara Bank, and each of its directors, officers, employees and agents (the "Nara Indemnified Parties") against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney fees and expenses in advance of the disposition of any claim, suit, proceeding or investigation and including reasonable attorney fees and expenses incurred in connection with prevailing in a suit by a Nara Indemnified Party to enforce its rights under this Article 8), judgments, fines and amounts paid in settlement (collectively "Damages") in connection with (x) any breach of a representation or warranty (except with respect to representations and warranties pursuant to Section 3.1(h) hereof and any matters relating to Taxes) whether or not involving a third party claim ("Third Party Claim"), and notwithstanding any update of KFB or Korea First or investigation by Nara Bank thereof, or the fact that the merger is consummated despite Nara Bank's knowledge of any such breach; or (y) any breach by KFB or Korea First of a covenant or other agreements of KFB or Korea First in this Agreement (other than those relating to Taxes), whether or not involving a Third Party Claim. From and after the Effective Date, Korea First agrees to indemnify and hold harmless Nara Bank (A) as provided in Section 6.22 hereof and (B) for any Damages in connection with any breach by Korea First of a covenant or other agreement of Korea First set forth in Section 6.22 hereof.

    (ii) From and after the Effective Date, Korea First also shall indemnify and hold harmless Nara Bank for any and all Damages in connection with the litigation, proceedings and claims against KFB identified on the KFB Disclosure Schedule for all amounts up to $3,000,000, provided that if the aggregate Damages exceed $3,000,000, then the excess amount over $3,000,000 shall be paid equally by Korea First and Nara Bank. Nara Bank shall be responsible for the administration and direction of the defense against such claims and shall defend against such claims in good faith and in accordance with reasonable and prudent litigation practices and policies. Nara Bank shall not settle any of the claims against KFB identified on the Disclosure Schedule without the prior written consent of Korea First, which consent shall not be unreasonably withheld.

    SECTION 8.3  Nara Bank's Indemnification Obligation.  From and after the Effective Date, Nara Bank agrees to indemnify and hold harmless Korea First and the Korea Deposit Insurance Corporation (the "Permitted Assignee"), and each of their respective directors, officers, employees and agents (the "Seller Indemnified Parties") against any Damages in connection with (i) any breach of a representation or warranty made by Nara Bank in this Agreement, whether or not involving a Third Party Claim, and notwithstanding any update by Nara Bank or investigation by KFB or Korea First, or the fact that the Merger is consummated despite KFB or Korea First's knowledge of any such breach; or (ii) any breach by Nara Bank of a covenant or other agreements of Nara Bank in this Agreement (other than those relating to Taxes), whether or not involving a Third Party Claim. From and after the Effective Date, Nara Bank agrees to indemnify and hold harmless Korea First and the Permitted Assignee (i) as provided in Section 6.22 hereof and (ii) for any Damages in connection with any breach by Nara Bank or KFB of a covenant or other agreement of Nara Bank or KFB set forth in Section 6.22 hereof.

    SECTION 8.4  Arbitration.  In the event that either party disputes the existence and/or amount of a claim for indemnification set forth in a Damage Claim notice, such party will be entitled (a) if such dispute relates primarily to accounting issues, to engage a firm of independent accountants at its own expense to examine the dispute claim and to deliver a notice to the other party confirming or disputing its validity or the amount thereof, (the "Dispute Notice"). The Dispute Notice will be given within 60 days of receipt of the Damage Claim Notice to which the Dispute Notice relates. The party receiving such Dispute Notice shall provide the other party or the independent public accountants retained by such other party with access to such books and records as may be reasonably requested by them for purposes of verifying such claim. The parties shall in good faith meet promptly after such review so as to come to a settlement of the matter. In the event a settlement is not achieved within 30 days after the date of the Dispute Notice (the "Dispute Period"), (x) if the dispute relates primarily to accounting issues, the parties' independent public accountants will have 30 additional days in which to engage another firm of independent public accountants unaffiliated with any party hereto, the expense of which shall be borne jointly by all parties, to render a final and binding determination of the dispute, and (y) if the dispute does not relate primarily to accounting issues, the matter will be submitted by the parties within 10 days after the end of the Dispute Period to resolution by final and binding of the American Arbitration Association, the expenses of which shall be borne jointly and equally by all parties. The arbitrator shall be bound by New York law. The decision of the outside firm of independent accountants or of the arbitrator(s) shall be given not later than 30 days from appointment thereof and shall be final and binding on the parties and may be confirmed in any court of competent jurisdiction. Each party shall pay its own accounting and legal expenses in connection with any dispute under this subsection.

    SECTION 8.5  Exclusive Remedy.  As among the parties thereto, the rights and obligations set forth in this Agreement will, except as qualified in the last sentence of this subsection, be the exclusive post-closing rights and obligations with respect to this Agreement and the transactions provided for herein or contemplated hereby. Each of the parties to this Agreement hereby waives any claim or cause of action which it otherwise might assert by reason of this Agreement and the transactions contemplated hereby, except for claims and causes of action for fraud and/or intentional misrepresentation (in which event the procedures in this Article 8, including the dispute resolution procedures, the Basket Amount and the limitation of liability of the parties, shall not apply.)

ARTICLE IX

TERMINATION

    SECTION 9.1  Termination.  This Agreement may be terminated, and the Merger abandoned, prior to the Effective Time of the Interim Merger, either before or after its approval by the parties' shareholders:

      (a) by the mutual consent of the parties, if the board of directors of each so determines by vote of a majority of the members of its entire board; or

      (b) by Nara Bank or KFB, if its board of directors so determines by vote of a majority of the members of its entire board, in the event of a material breach by the other party hereto of any representation, warranty, covenant or agreement contained herein which is not cured or not curable within 30 days after written notice of such breach is given to the party committing such breach by the other party; or

      (c) by Nara Bank or KFB by written notice to the other party if either (i) any approval, consent or waiver of a governmental authority required to permit consummation of the transactions contemplated hereby shall have been denied or (ii) any governmental authority of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement; or

      (d) by Nara Bank or KFB, if its board of directors so determine by vote of a majority of the members of its entire board, in the event that the Merger is not consummated by March 1, 2000, unless the failure to so consummate by such time is due to the breach of any representation, warranty or covenant contained in this Agreement by the party seeking to terminate.

    SECTION 9.2  Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall become void, there shall be no liability on the part of Nara Bank or KFB or any of their respective officers, directors, stockholders or affiliates to the other and all rights and obligations of any party hereto shall cease, except that nothing herein shall relieve any party from liability for any willful misrepresentation or willful breach by a party of any of its representations, warranties, covenants or agreements in this Agreement; and provided that the provisions of Section 10.6 and the last sentence of Section 6.4 of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

    SECTION 9.3  Procedure.  (a) Upon receipt by one party of notice of any claim by a third party which might give rise to indemnification hereunder, or upon such party's discovery of facts which might give rise to indemnification hereunder (the "Indemnitee") shall give prompt written notice to each party from which indemnification is sought hereunder (the "Indemnitor"), which notice shall describe in reasonable detail the Damages anticipated to be suffered (if ascertainable) and the specific circumstances thereof, and specifying the provisions of this Agreement to which such claim for Damages relates (the "Damage Claim Notice"). The Indemnitee may amend the Damage Claim Notice, without prejudice to its right hereunder, if it becomes aware of facts indicating that the Damages anticipated to be suffered have increased or decreased from those estimated in the previous Damage Claim Notice. The Indemnitor shall be entitled to participate in the defense of any such claim or action which is a third party claim or action at the Indemnitor's own cost and to assume the defense thereof, with counsel chosen by Indemnitor (which shall be reasonably acceptable to Indemnitee), the cost of which shall be paid for by the Indemnitor. Upon notice from Indemnitor to Indemnitee of Indemnitor's election to assume the defense, the Indemnitor will not be liable to the Indemnitee for any legal or other expenses subsequently incurred by the Indemnitee in connection with the defense thereof. The Indemnitee may not compromise or settle any claim for which it has asserted or may assert its right to indemnification without the prior written consent of the Indemnitor, which consent shall not be unreasonably withheld or delayed.

    (b) Upon receipt by Indemnitor of a Damage Claim Notice which does not relate to a third party claim, the Indemnitor and Indemnitee shall make all reasonable efforts to promptly resolve such claim on an amicable basis within the thirty (30) day period following such receipt, failing which the existence and/or the amount of the indemnification obligation set forth in the Damage Claim Notice shall, at the option of either party, be finally resolved by arbitration pursuant to the provisions of Section 8.4 hereof.

    (c) Notwithstanding the foregoing, Korea First shall not be required to indemnify Nara Bank, and Nara Bank shall not be required to indemnify Korea First, unless and to the extent that the Damages by the Indemnitee from the foregoing exceed Two Hundred Thousand Dollars ($200,000) (the "Basket Amount"), and to the extent such Damages exceed the Basket Amount the Indemnitor will be obligated to indemnify the Indemnitee with only respect to the excess. The amount of any Damages in excess of the Basket Amount shall be determined after taking into account any insurance recoveries and other recoveries against third parties and to the extent that the sum of the indemnification received from the Indemnitor and the amounts recovered from such third parties (net of any deductibles under applicable insurance policies) exceeds the amount of the indemnification payable to the Indemnitee hereunder, the Indemnitee shall refund such excess to the Indemnitor.

ARTICLE X

OTHER MATTERS

    SECTION 10.1  Certain Definitions; Interpretation.  As used in this Agreement, the following terms shall have the meanings indicated:

      (a) "business day" shall mean any day other than a Saturday, Sunday, national holiday or any other day on which either California or New York banks are permitted or required to close.

      (b) "knowledge" shall mean facts and other information which as of the date of this Agreement the president, any executive vice president, the chief financial officer, the chief operating officer or the chief credit officer, and any senior vice president (and any officer superior to any of the foregoing) of a party knows as a result of the performance of his or her duties, or that any officer of a bank or bank holding company reasonably should know in the normal course of his or her duties, and includes such diligent inquiry as is reasonable under the circumstances.

      (c) "GAAP" shall mean generally accepted accounting principles, consistently applied from period to period, applicable to banks for the period in questions.

      (d) "Material" means material to Nara Bank or KFB (as the case may be) and their respective subsidiaries, if any, taken as a whole.

      (e) "Material Adverse Effect", with respect to a person, means any condition, event, change, development, occurrence or any combination of the foregoing which, individually or in the aggregate, has, or is reasonably likely to have or result in a material adverse effect upon (1) the financial condition, properties, business, results of operations or prospects of such person and its subsidiaries, taken as a whole, or (2) the ability of such person to timely perform its obligations under, and to consummate the transactions contemplated by, this Agreement, provided, however, that in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect on the referenced party the cause of which is (i) any change in the banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (ii) any change in GAAP applicable to banks generally, (iii) any changes in general economic conditions affecting comparable banks in KFB's market generally and (iv) any action or omission of Nara Bank or KFB taken with the prior written consent of Nara Bank or KFB, as applicable or permitted by this Agreement.

      (f)  "person" includes an individual, corporation, partnership, association, trust, limited liability company or unincorporated organization.

      (g) "subsidiary", with respect to a person, means any other person controlled by such person.

    When a reference is made in this Agreement to Sections, an Exhibit or an Addendum, such reference shall be to a Section of, or an Exhibit or Addendum to, this Agreement unless otherwise indicated. The headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words "include", "includes", or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation". Any singular term in this Agreement shall be deemed to include the plural, and any plural term shall be deemed to include the singular.

    SECTION 10.2  Survival.  Only those agreements and covenants of the parties that are by their terms applicable in whole or in part after the Effective Time of the Interim Merger shall survive the Effective Time of the Interim Merger. All other representations, warranties, agreements and covenants shall be deemed to be conditions of the Agreement and shall not survive the Effective Time of the Interim Merger.

    SECTION 10.3  Waiver.  Prior to the Effective Time of the Interim Merger, any provision of this Agreement may be: (i) waived by the party benefited by the provision; or (ii) amended or modified at any time (including a change to the structure of the transaction) by an agreement in writing between the parties hereto approved by their respective boards of directors, except that, no amendment may be made that would contravene California or New York law.

    SECTION 10.4  Counterparts.  This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

    SECTION 10.5  Governing Law.  This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California.

    SECTION 10.6  Expenses.  Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

    SECTION 10.7  Notices.  All notices, requests, acknowledgements and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, telecopy, telegram or telex (confirmed in writing) to such party at its address set forth below or such other address as such party may specify by notice to the other party hereto.

    If to KFB, to:

    29 West 30th Street
    New York, NY 10001
    Attention: Yu Hong Kim
                      Chairman and President

    Telecopy: (212) 268-8143

    With copies to

    Korea First Bank, Ltd.
    100 Kongpung-Dong, Chongro-Gu
    Seoul, South Korea
    Attention: Kwang-Woo Chung
                      Managing Director and
                      Executive Vice President

    Telecopy: 82-2-720-1301

and:

    Korea Deposit Insurance Corporation
    9th Floor, Taewoon Building
    Samsung-dong, 143-4o
    Kangnam-gu,
    Seoul 135-090
    Korea
    Attention: Dong-Joon Paeng
                      Executive Director

    Telecopy: 822-560-0182

and:

    White & Case, LLP
    1155 Avenue of the Americas
    New York, New York 10038-2787
    Attention: Kevin Barnard, Esq.
    Telecopy: (212) 354-8113

    If to Nara Bank, to:

    3701 Wilshire Boulevard, Suite 200
    Los Angeles, CA 90010
    Attention: Benjamin B. Hong, President and
                      Chief Executive Officer

    Telecopy: (213) 380-2240

    With a copy to:

    T. J. Grasmick, Esq.
    Manatt, Phelps & Phillips, LLP
    11355 West Olympic Boulevard
    Los Angeles, California 90064

    Telecopy: (310) 312-4224

    SECTION 10.8  Entire Agreement; Etc.  This Agreement (including the KFB Disclosure Schedule and the Exhibits to this Agreement), together with the Interim Merger Agreement and the Bank Merger Agreement provided for herein, when executed, shall represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. All terms and provisions of the Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 6.12, nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

    SECTION 10.9  Assignment.  This Agreement may not be assigned by any party hereto without the written consent of the other parties and any purported assignment shall be void; provided that the parties have agreed that in connection with a transfer or sale of the Shares by Korea First to KDIC pursuant to Section 6.18, Korea First shall be permitted to assign its rights under this Agreement to KDIC and KDIC shall be permitted to assume certain of Korea First's obligations, it being understood that the obligations to be assumed will not include indemnification obligations of Korea First under Section 6.22 or 8.2.

    IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

NARA BANK, N.A.
By:
Benjamin B. Hong
President and Chief Executive Officer
KOREA FIRST BANK OF NEW YORK:
By:
Yu Hong Kim
Chairman and President
KOREA FIRST BANK:
By:
Hyeong Koo Bahng
Attorney-in-Fact
ACKNOWLEDGED:
KOREA DEPOSIT INSURANCE CORPORATION:
By:
Name:
Its:

EXHIBIT A

FORM OF ADDENDUM

    WHEREAS, the Office of the Comptroller of the Currency (the "OCC") has granted preliminary approval to Nara Bank, N.A. ("Nara Bank") to organize NB Interim Bank, N.A., an interim national banking association ("NB Interim Bank"), for the limited purpose of effecting an Agreement of Merger with Korea First Bank of New York ("KFB") pursuant to the terms and conditions of the Agreement and Plan of Reorganization dated as of November 9, 1999 between Nara Bank and KFB (the "Agreement"); and

    WHEREAS, NB Interim Bank has completed such other filings and documentation as the OCC requires before it may enter into legally valid agreements;

    NOW, THEREFORE, NB Interim Bank, by execution of this Addendum, hereby agrees and becomes a party to the Agreement for the purpose of consummating the merger of NB Interim Bank and KFB pursuant and subject to the terms and conditions of the Agreement and the terms and conditions of the Agreement of Merger in the form of Exhibit B to the Agreement to be executed by NB Interim Bank and KFB.

Dated this      day of            ,      .

                      NB INTERIM BANK, N.A.

                      By ____________________________________

                      Title ____________________________________

A-1

EXHIBIT B

FORM OF AGREEMENT OF MERGER

B-1

EXHIBIT C

FORM OF AGREEMENT OF MERGER

C-1

SCHEDULE I

CASH CONSIDERATION CALCULATION

September 30, 1999 KFB Shareholders' Equity			$10,537,000
Less Net Loss For October, 1999 and November, 1999	$

Equals KFB Book Value		$

Less/Plus the Loans Adjustment Amount (Section 6.8)	$

Less the Closing Monthly Adjustment Amount (Section 2.1(a)(iii))	$

Less 1/2 of Severance Payments (Section 2.1(a)(iii))	$

Less Total Book Value Adjustments

Equals the Cash Consideration		$

SCHEDULE I-1

SCHEDULE II

FORM OF SEVERANCE PLAN

SCHEDULE II-1

SCHEDULE III

FORM OF RETENTION BONUS LETTER

SCHEDULE III-1

QuickLinks

EXHIBIT 2.2
TABLE OF CONTENTS
AGREEMENT AND PLAN OF REORGANIZATION
RECITALS
ARTICLE I THE MERGERS AND RELATED TRANSACTIONS
ARTICLE II CASH CONSIDERATION
ARTICLE III REPRESENTATIONS AND WARRANTIES OF KFB AND KOREA FIRST
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF NARA BANK
ARTICLE V KFB's CONDUCT PENDING THE MERGER
ARTICLE VI COVENANTS
ARTICLE VII CONDITIONS TO CONSUMMATION
ARTICLE VIII INDEMNIFICATION
ARTICLE IX TERMINATION
ARTICLE X OTHER MATTERS
EXHIBIT A FORM OF ADDENDUM
EXHIBIT B FORM OF AGREEMENT OF MERGER
EXHIBIT C FORM OF AGREEMENT OF MERGER
SCHEDULE I CASH CONSIDERATION CALCULATION
SCHEDULE II FORM OF SEVERANCE PLAN
SCHEDULE III FORM OF RETENTION BONUS LETTER